Chicago Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN CHICAGO
In 2020 Dollars, Since Inception*
56 Projects	$899.7M Hit Investment Amount	$10M Building America NMTC Amount	$1.9B Total Development Cost	12,934 Housing Units Created or Preserved
$3.4B Total Economic Impact	19.4M Hours of Union Construction Work	20,481 Total Jobs Across Industries	$1.4B Total Wages and Benefits	$170.7M State and Local Tax Revenue Generated

*Jobs and economic impact figures are estimates calculated using IMPLAN, an input - output model, based on HIT subsidiary Building America CDE, Inc. project data. Data is current as of March 31,2021. Economic impact data is in 2020 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s prospectus, which contains more complete information, on its website at www.aficio-hit.com and may obtain a copy from the HIT by calling the Marketing and investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.